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Exhibit 99.4

REPORT ON CORPORATE GOVERNANCE AND

OWNERSHIP STRUCTURE

PURSUANT TO ART.123-BIS OF THE ITALIAN CONSOLIDATED FINANCIAL LAW

YEAR 2012

APPROVED BY THE BOARD OF DIRECTORS ON FEBRUARY 28, 2013

TRADITIONAL ADMINISTRATION AND CONTROL SYSTEM

LUXOTTICA GROUP S.P.A.

REGISTERED OFFICE: MILAN, VIA CANTÙ 2

WEBSITE: www.luxottica.com

        Set out below are the corporate governance rules and procedures of the management and control system of the group of joint-stock companies controlled by Luxottica Group S.p.A. (hereinafter, "Luxottica," "Luxottica Group," the "Group" or the "Company").

        Luxottica complies, as illustrated below, with the Code of Conduct prepared by the committee for corporate governance of listed companies promoted by Borsa Italiana S.p.A. (hereinafter the "Code of Conduct", the text of which is available on the website www.borsaitaliana.it). The Report refers to the fiscal year which ended on December 31, 2012 and includes the most relevant subsequent events up to the date of its approval.

SECTION I—GENERAL INFORMATION AND OWNERSHIP STRUCTURE

I. INTRODUCTION

        The group of companies controlled by Luxottica Group S.p.A., a world leader in eyewear, is driven by a single business strategy implemented through the presence of subsidiary companies in the various countries in which it operates. On December 31, 2012 Luxottica Group was made up of 159 companies in Europe, America, Australia and New Zealand, China, South Africa and the Middle East. Its operations are particularly significant in terms of product turnover and personnel in Europe, North America, Australia and China.

        Luxottica Group S.p.A. is listed on the New York Stock Exchange and on the telematic stock exchange ("MTA") organized and managed by Borsa Italiana and complies with the obligations issued by U.S. and Italian regulations for listed companies, in particular, with the provisions issued both by the U.S. Securities and Exchange Committee (the "SEC") and CONSOB. As a result of its being listed in the United States, the Company is subject to the provisions of the Sarbanes-Oxley Act ("SOX"), which influence its governance structure with regard to internal controls.

        Luxottica Group S.p.A., the parent company of the Group, manages and coordinates its Italian subsidiary companies pursuant to art. 2497 et seq. of the Italian Civil Code, constantly aiming at attaining overall favorable and sustainable results for the Luxottica Group.

        The main instruments for implementing unified management of the subsidiary companies are:

  •
  preparation of industrial and commercial plans;

  •
  preparation of budgets and the assignment of objectives and projects;

  •
  establishment of adequate information flows for management and control;

  •
  review and approval of extraordinary or particularly significant operations;

  •
  preparation of certain financial policies (for example, the definition of indebtedness and cash investment or cash equivalent investment criteria);

  •
  establishment of central structures to provide professional services and support to all the companies belonging to the Group;

  •
  adoption of codes of conduct and procedures binding for the entire Group;

  •
  adoption of common organization models; and

  •
  formulation of guidelines on the composition, operation and role of the board of directors of the subsidiary companies as well as on the assignment of management responsibilities in the subsidiary companies, consistent with those adopted by the parent company.

        The corporate governance system of the parent company, applicable to all the companies belonging to Luxottica Group, is based on five key principles:

  1)
  defined, acknowledged and shared values, which are set out in the Code of Ethics;

  2)
  the central role of the Board of Directors;

  3)
  the effectiveness and transparency of management decisions;

  4)
  the adoption of an adequate internal control system; and

  5)
  the adoption of proper and transparent rules regarding transactions carried out by related parties and the processing of confidential information.

        The system is established in compliance with the provisions of Borsa Italiana, CONSOB, the SEC and the New York Stock Exchange ("NYSE"), according to the highest standards of corporate governance.

        The values established in the Code of Ethics of Luxottica Group bind all employees to ensure that the activities of the Group are performed in compliance with applicable law, in the context of fair competition, with honesty, integrity and fairness, respecting the legitimate interests of stockholders, employees, clients, suppliers, business and financial partners, as well as of the societies of the countries in which Luxottica Group operates.

II. STRUCTURE OF LUXOTTICA GROUP S.P.A. AND INFORMATION ON THE OWNERSHIP
STRUCTURE PURSUANT TO ART. 123-BIS of Italian Consolidated Financial Law

        The Luxottica governance system—based on a traditional management and control system—is characterized by the presence of:

  •
  a Board of Directors, responsible for the management of the Company;

  •
  a Board of Statutory Auditors, responsible for supervising: (i) compliance with applicable law and with the Company's by-laws; (ii) compliance with the principles of correct administration; (iii) the adequacy of the organizational structure, the internal control system and the accounting management system, as well as its reliability to correctly report the affairs of the Company; (iv) the procedures to implement the corporate governance rules provided for by the codes of conduct compiled by organizations managing regulated markets or by trade associations, with which the Company declares to comply by making a public announcement; (v) the adequacy of the regulations given by the Company to the subsidiary companies pursuant to art. 114, paragraph 2 of the Italian Legislative Decree no. 58/1998 ("Italian Consolidated Financial Law"); and (vi) according to the provisions of Italian Legislative Decree no.39/2010, the process of financial information, the effectiveness of the internal auditing and management risk system, the auditing of accounts and the independence of the statutory auditor. The Luxottica Group Board of Statutory Auditors also acts as the Audit Committee pursuant to SOX;

  •
  the Stockholders' meeting, which has the power to vote—both in ordinary and extraordinary meetings—among other things, upon (i) the appointment and removal of the members of the Board of Directors and of the Board of Statutory Auditors and their remuneration, (ii) the approval of the annual financial statements and the allocation of profits, (iii) amendments to the Company's by-laws; (iv) the appointment of the function responsible for the statutory auditing of accounts, upon the recommendation of the Board of Statutory Auditors; (v) adoption of incentive plans.

        The task of auditing is assigned to an audit company listed on the special CONSOB register and appointed by the Ordinary Meeting of Stockholders.

        The powers and responsibilities of the Board of Directors, of the Board of Statutory Auditors, of the Ordinary Meeting of Stockholders and of the Audit Committee are illustrated more in detail later in the Report.

        The Company's share capital is made up exclusively of ordinary, fully paid-up voting shares, entitled to voting rights both at ordinary and extraordinary stockholders' meetings. As at January 31, 2013 the share capital was EURO 28,428,589.98, made up of 473,809,833 shares each with a nominal value of EURO 0.06.

        There are no restrictions on the transfer of shares. No shares have special controlling rights. There is no employee shareholding scheme.

        According to the information available and the communications received pursuant to art. 120 of Italian Consolidated Financial Law and to CONSOB Resolution no. 11971/1999, at January 31, 2013, the

Company's stockholders with an equity holding greater than 2% of Luxottica Group S.p.A. share capital were the following:

  —
  Delfin S.à r.l., with 61.64% of the share capital (292,035,339 shares);

  —
  Giorgio Armani, with 4.80% of the share capital (22,724,000 shares, of which 13,514,000 are beneficially owned ADRs in the name of Deutsche Bank Trust Company Americas); and

  —
  Deutsche Bank Trust Company Americas, with 7.17% of the share capital (33,963,580 ADRs)(1) held on behalf of third parties.

        The Chairman Leonardo Del Vecchio controls Delfin S.à r.l.

        The Company is not subject to management and control as defined in the Italian Civil Code.

        The Board of Directors made its last assessment in this respect on February 14, 2013, as it deemed that the presumption indicated in article 2497-sexies was overcome, as Delfin S.à r.l. acts as Group parent company and from an operational and business perspective there is no common managing interest between Luxottica Group and the parent company, nor between Luxottica Group and the other affiliates of Delfin.

        Information on the stock option plans, the share capital increases approved by stockholders and reserved to stock option plans, and the performance share plan assigned to employees is available in the notes to the separate consolidated financial statements, in the documents prepared pursuant to article 84-bis of the Regulations for Issuers, available on the Company's website in the Governance/Compensation section and in the report on remuneration prepared in accordance with 123-ter of Italian Consolidated Financial Law.

        The Company is not aware of any agreements among stockholders pursuant to article 122 of the Italian Consolidated Financial Law.

        With the exception of the statements hereafter, Luxottica and its subsidiary companies are not parties to any agreement which is amended or terminated in the event of a change in control.

        On June 3, 2004 Luxottica Group S.p.A. and its subsidiary Luxottica U.S. Holdings Corp. ("U.S. Holdings") entered into a loan agreement, which was amended on March 10, 2006, for EURO 1.13 billion and for USD 325 million expiring on March 10, 2013, with a number of banks—among which were Banca Intesa, Bank of America, Citigroup, Royal Bank of Scotland, Mediobanca and Unicredit. The agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of the Company and at the same time the majority of lenders believe, reasonably and in good faith, that this third party is not able to repay the debt. On October 12, 2007 Luxottica Group S.p.A. and its subsidiary, U.S. Holdings, entered into a loan agreement for the total amount of USD 1.5 billion expiring on October 12, 2013 with a number of banks—among which were Citibank, Unicredit, Royal Bank of Scotland, Banca Intesa, BNP Paribas, Bank of America, Calyon and ING. The agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of the Company and at the same time, the majority of lenders believe, reasonably and in good faith, that this third party is not able to repay the debt.

        On May 29, 2008 Luxottica Group S.p.A. entered into a loan agreement for the amount of EURO 250 million expiring on May 29, 2013 with Banca Intesa, Banca Popolare di Vicenza and Banca Antonveneta. The agreement provides for the advance repayment of the loan in the event that a third

1
The shares held by Deutsche Bank Trust Company Americas represent ordinary shares that are traded in the US financial market through issuance by the bank of a corresponding number of American Depositary Shares; these ordinary shares are deposited at Deutsche Bank S.p.A., which in turn issues the certificates entitling the holders to participate and vote in the meetings.

party not linked to the Del Vecchio family gains control of the Company and at the same time, the majority of lenders believe, reasonably and in good faith, that such third party is not able to repay the debt.

        On June 30, 2008 the subsidiary company U.S. Holdings made a private placement of notes in the U.S. market for a total amount of USD 275 million with the following expiry dates: USD 20 million on July 1, 2013; USD 127 million on July 1, 2015; and USD 128 million on July 1, 2018. The agreement with institutional investors provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of at least 50% of the Company's shares.

        On November 11, 2009 Luxottica Group S.p.A. entered into a loan agreement, which was amended on November 30, 2010, for the total amount of EURO 300 million expiring on November 30, 2014, with Mediobanca, Calyon, Unicredit and Deutsche Bank. The agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of the Company.

        On January 29, 2010 the subsidiary company U.S. Holdings made a private placement of notes in the U.S. market for a total amount of USD 175 million with the following expiry dates: USD 50 million on January 29, 2017; USD 50 million on January 29, 2020; and USD 75 million on January 29, 2019. The Note Purchase Agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of at least 50% of the Company shares.

        On September 30, 2010 Luxottica Group S.p.A. made a private placement of notes in the U.S. market for a total amount of EURO 100 million with the following expiry dates: EURO 50 million on September 15, 2017; and EURO 50 million on September 15, 2020. The Note Purchase Agreement provides for the advance payment of the loan in the event that a third party not linked to the Del Vecchio family gains control of at least 50% of the Company shares.

        On November 10, 2010 the Company issued a bond listed on the Luxembourg Stock Exchange (code ISIN XS0557635777) for a total amount of EURO 500 million, expiring on November 15, 2015. The offering prospectus contains a clause concerning the change of control which provides for the possibility of the holders of the bonds to exercise a redemption option of 100% of the value of the notes in the event that a third party not linked to the Del Vecchio family gains control of the Company. This clause is not applied in the event that the Company obtains an investment grade credit rating.

        On December 15, 2011 the subsidiary Luxottica U.S. Holdings Corp. made a private placement of notes in the U.S. market for a total amount of USD 350 million, expiring on December 15, 2021. The Note Purchase Agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of at least 50% of the Company shares.

        On April 17, 2012 Luxottica Group S.p.A. and the subsidiary Luxottica U.S. Holdings Corp. entered into a revolving loan agreement for Euro 500 million expiring on March 10, 2017 with Unicredit AG—Milan Branch as agent, and with Bank of America Securities Limited, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank—Milan Branch, Banco Santander S.A., The Royal Bank of Scotland PLC and Unicredit S.p.A. as backers, guaranteed by its subsidiary Luxottica S.r.l. As at December 31, 2012, this facility was undrawn. The agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of the Company and at the same time the majority of lenders believe, reasonably and in good faith, that this party cannot repay the debt.

        On March 19, 2012 the Company issued a bond listed on the Luxembourg Stock Exchange (code ISIN XS0758640279) for a total amount of EURO 500 million, expiring on March 19, 2019. The offering prospectus contains a clause concerning the change of control which provides for the possibility of the holders of the bonds to exercise a redemption option of 100% of the value of the notes in the event that a third party not linked to the Del Vecchio family gains control of the Company. This clause is not applied in the event that the Company obtains an investment grade credit rating.

        With regard to the agreements between the Company and the directors on the indemnity to be paid in the event of resignation or termination of employment without just cause or in the event of termination of the employment relationship following a take-over bid, please refer to the report on remuneration prepared in accordance with article 123-ter of the Italian Consolidated Financial Law.

        The appointment and the removal of directors and auditors are respectively governed by article 17 and by article 27 of the Company's by-laws, which are available for review on the company website www.luxottica.com in the Governance/By-laws section. With regard to any matters not expressly provided for by the by-laws, the current legal and regulatory provisions shall apply.

        The Company's by-laws can be modified by the extraordinary stockholders' meeting, which convenes and passes resolutions based on a majority vote according to the provisions of law and, as provided for by article 23 of the by-laws, by the Board of Directors within certain limits in modifying the by-laws to adapt to legal provisions.

        Pursuant to article 12 of the Company's by-laws, the stockholders for whom the Company has received notice from the relevant intermediaries pursuant to the centralized management system of the financial instruments, in accordance with the law and regulations in force at that time, are entitled to participate and vote in the meeting.

        Each share carries the right to one vote.

        Pursuant to article 14 of the Company's by-laws, the validity of the composition of the meetings of stockholders and of the related resolutions shall be determined in accordance with the provisions of the law.

        The Board of Directors has not been granted a proxy to increase the share capital pursuant to article 2443 of the Italian Civil Code.

        The stockholders' meeting of September 20, 2001 approved the increase in capital by a maximum of EURO 660,000 (six hundred and sixty thousand) in one or several tranches by March 31, 2017, through the issue of new ordinary shares to be offered exclusively in subscription to employees of the Company and/or its subsidiaries. The stockholders' meeting of June 14, 2006 approved the further increase in capital by a maximum of EURO 1,200,000 (one million two hundred thousand) in one or several tranches by June 30, 2021 through the issue of new ordinary shares to be offered exclusively in subscription to employees of the Company and/or its subsidiaries.

        On the approval date of this Report Luxottica directly holds 4,681,025 treasury shares acquired through two buyback programs which were authorized by the Company's stockholders' meeting in 2008 and 2009.

        Please note that the information concerning the characteristics of the risk management and internal control system are listed below in Section II, which describes the Risk Management and Internal Control System.

SECTION II—INFORMATION ON THE IMPLEMENTATION OF THE PROVISIONS OF THE CODE OF CONDUCT

I. BOARD OF DIRECTORS

Role and duties

        The Board of Directors (hereinafter also the "Board") plays a central role in Luxottica's corporate governance.

        It has the power and responsibility to direct and manage the Company, with the objective of maximizing value for stockholders.

        To this end, the Board passes resolutions on actions necessary to achieve the Company's business purpose, except for those matters which, under applicable law or the Company by-laws, are expressly reserved for the Stockholders' Meeting.

        Pursuant to art. 23, paragraph 5, of the Company by-laws, the Board of Directors is solely responsible for passing resolutions on the following matters:

  1)
  the definition of general development and investment programs and of the Company and Group objectives;

  2)
  the preparation of the budget;

  3)
  the definition of the financial plans and the approval of indebtedness transactions exceeding 18 months' duration; and

  4)
  the approval of strategic agreements.

        With regard to the last item above, it should be noted that the Board of Directors resolved that the following are deemed "agreements of a strategic nature" and therefore must be submitted for review by the Board itself: i) those agreements that may have a significant impact on the future prospects of the Company and of the Group; ii) those transactions, which, if required by law, must be disclosed to the market pursuant to art.114 of Italian Legislative Decree 58/1998 by virtue of their capacity to impact the value of Luxottica Group shares.

        The Board of Directors in any case reserves the right to review:

  1.
  all agreements having a significant economic value, namely a value equal to or higher than EURO 30 million;

  2.
  without prejudice to the provisions under paragraph 1 above, the agreements which bind the Company and/or its subsidiary companies for a period of time exceeding three years, with the exception where the same are entered into in the ordinary course of business in compliance with the directives shared with the Board.

        Subject to the concurrent competence of the extraordinary meeting of stockholders, the Board of Directors shall also have authority over resolutions in connection with mergers and demergers in accordance with Articles 2505 and 2505-bis and 2506-ter of the Civil Code, the establishment or termination of branches, the determination of which directors shall be entrusted with the power of representing the Company, the reduction of the outstanding capital stock in the event of withdrawal of a stockholder, the amendment of the By-Laws to comply with legal requirements, and the transfer of the principal place of business within Italian territory.

        The Board of Directors approves the strategic plan of the Group, regularly monitoring its implementation, as well as the yearly budget.

        The Board of Directors annually assesses the adequacy of the organizational, administrative and accounting structure of Luxottica and of the strategically relevant subsidiary companies through the examination of a report prepared each fiscal year. The Board of Directors reviews and approves the Company's governance code also in connection with the Group structure.

        The Board, after having obtained the opinion of the Control and Risk Committee, is responsible for the definition of the guidelines for the internal control and risk management system in order to identify, measure, manage and monitor the main risks concerning the Company and its subsidiaries, defining the risk level that is compatible with the strategic objectives of the Company.

        The Board of Directors grants and revokes managing powers, defining their limits and conditions of exercise. For a more detailed description of the managing powers currently granted to directors as well as the frequency with which the bodies in question must report to the Board on the activities performed in exercising such powers, please refer to the following sub-section entitled Executive Directors of this Section II.

        The Board of Directors evaluates the general performance of the Company, paying particular attention to the information received from the managing bodies and by the Control and Risk Committee, periodically comparing the results achieved with the forecast data within their area of responsibility.

        In particular, the Board carries out its assessments taking into account the information supplied by the CEO, who on the basis of the guidelines issued by the Board, supervises all business structures and formulates proposals to be submitted to the Board with regard to the organizational structure of the Company and of the Group, the general development and investment plans, the financial plans and provisional financial statements as well as any other matter submitted to him/her by the Board itself.

        The Directors report to the other directors and to the Board of Statutory Auditors on the transactions in which they hold an interest on their own behalf or on behalf of third parties. Each Director is responsible for reporting to the Board and to the Board of Statutory Auditors any such interest in a transaction.

        Usually, the Board of Directors reviews and approves such transactions of the Company and of its subsidiaries in which one or more Directors hold an interest.

        For detailed information on the procedure for the approval of transactions with related parties, please refer to section III of this Report.

        The members of the Board of Directors are called to carry out an annual evaluation, which is prepared internally, on the size, composition and performance of the Board of Directors and its Committees.

        The questionnaire is made up of specific questions that concern, for example: the adequacy of the number of its members and of the composition of the Board and of its Committees, the type of professionals represented in the Board and its Committees, the planning, organization, duration and number of meetings, the adequacy of documents sent before the meetings, the information provided to the non-executive directors during the meetings and the efficiency of the decision-making processes.

        The results of the self-assessment are then processed annually and presented to the Board of Directors by the Lead Independent Director, who anonymously reports on the opinions put forward by the Directors and the suggestions made to improve the running of the management bodies of the Company.

        With regard to the 2012 fiscal year, the results of the evaluation were presented at the meeting held on February 14, 2013. The outcomes of the questionnaire made it possible for an overall positive evaluation of the running and the structure of the Board and the Committees to be formulated. The Board of Directors, among other things, acknowledged the substantial adequacy of the composition of the Board of Directors and of its Committees both in terms of the overall size, the number of the non-executive and independent Directors compared to the number of executive Directors and, more specifically, with regard to the professionalism, type and expertise represented. The discussions that took place during the meetings whereby executive Directors provided in-depth clarification on various corporate matters were deemed effective.

        During fiscal year 2012 the Board of Directors of Luxottica met eight times—the record of attendance for such meetings is listed in the annexed table and the average length of the meetings was an hour and a half. Where the Board deemed it appropriate to deal in greater depth with the items on the agenda, the Directors of the Company were invited to participate in special follow-up meetings, which dealt only with such items. During fiscal year 2012, the Directors were given an average of three day's advance notice of the meetings, and were provided with the relevant documents and information to enable them to make informed decisions. On December 3, 2012 the Board of Directors formally determined that the suitable notice period for sending supporting documents is two days before each meeting.

        In keeping with the practices of previous years, a meeting day for the Group's senior management, the Company Directors and the auditors was organized in July 2012 in order to promote a more in-depth knowledge of the business operations and dynamics of the Company.

        In January 2013, the Company issued the calendar of corporate events for the 2013 fiscal year, which is available on the website: www.luxottica.com. During the period from January 1 through February 28, 2013 the Board of Directors met three times.

Composition

        In accordance with its By-laws, the Company is managed by a Board of Directors composed of no less than five and no more than fifteen members, appointed by the Stockholders' meeting, once the number of directors has been decided.

        The Board of Directors currently in office was appointed by the Ordinary Meeting of Stockholders of April 27, 2012, and shall remain in office until the Stockholders' Meeting approves the financial statements for the fiscal year ending on December 31, 2014. The Board has thirteen members, as specified below.

Leonardo Del Vecchio	Chairman
Luigi Francavilla	Vice Chairman
Andrea Guerra	Chief Executive Officer
Roger Abravanel*	Member of the Human Resources Committee
Mario Cattaneo*	Chairman of the Control and Risk Committee
Enrico Cavatorta	General Manager Central Corporate Functions
Claudio Costamagna*	Chairman of the Human Resources Committee
Claudio Del Vecchio
Sergio Erede
Elisabetta Magistretti*	Member of the Control and Risk Committee
Marco Mangiagalli*	Member of the Control and Risk Committee
Anna Puccio*	Member of the Human Resources Committee
Marco Reboa*	Member of the Control and Risk Committee and Lead Independent Director

*
Director satisfying the requirement of independence set forth in the Italian Consolidated Financial Law and in the Code of Conduct

        Andrea Guerra and Enrico Cavatorta are employees of the Company.

        The Board of Directors that was in office until April 27, 2012 was composed of fifteen directors: Leonardo Del Vecchio, Luigi Francavilla, Andrea Guerra, Roger Abravanel, Mario Cattaneo, Enrico Cavatorta, Roberto Chemello, Claudio Costamagna, Claudio Del Vecchio, Sergio Erede, Sabina Grossi, Ivanhoe Lo Bello, Marco Mangiagalli, Gianni Mion and Marco Reboa. For all related information please refer to the Corporate Governance Report for the previous fiscal year.

        Set out below is a brief profile of each member of the Board in office, listing the most significant other offices held by such directors in listed companies as well as in financial, banking, insurance companies or companies of a significant size. In Luxottica Group, only the most significant companies or those companies having a strategic relevance have been considered. Please note that the summary tables attached to the Report also take into consideration the positions held in other listed companies, in financial, banking and insurance companies as well as in those companies of significant size, identified through the criteria implemented by the Company in 2007 and illustrated below.

Leonardo Del Vecchio

        The company founder, Mr. Del Vecchio has been Chairman of the Board of Directors since its incorporation in 1961. In 1986, the President of Italy conferred on him the badge of honor Cavaliere dell'Ordine al "Merito del Lavoro". In May 1995 he was awarded an honorary business administration degree by the University Cà Foscari in Venice. In 1999, he was awarded an honorary Master's degree in International Business by MIB, Management School in Trieste and in 2002 he was awarded an honorary management engineering degree by the University in Udine. In March 2006, he received an honorary degree in materials engineering by the Politecnico in Milan. In December 2012 the Fondazione CUOA awarded him an honorary master's degree in business administration.

        He is a member of the Board of Directors of Beni Stabili S.p.A. SIIQ, of GiVi Holding S.p.A. and of Kairos Partners SGR S.p.A.; he is Vice Chairman of Fonciere des Regions S.A. and a member of the Board of Directors of Delfin S.à r.l., and Aterno S.a.r.l.

Luigi Francavilla

        Mr. Francavilla joined Luxottica Group in 1968. He has been a Director since 1985 and Vice Chairman since 1991. During his long career in the Group he was Group's Product & Design Director, Group's Chief Quality Officer and Technical General Manager. He is the Chairman of Luxottica S.r.l., one of the major subsidiary companies of the Group.

        In April 2000, he was awarded an honorary business administration degree by the Constantinian University, Cranston, Rhode Island, U.S.A. In 2011 he was appointed 'Grande Ufficiale' of the Republic of Italy and in 2012 'Cavaliere del Lavoro'.

        He is the Honorary Chairman of Confindustria Belluno since 2010. Mr. Francavilla is also a member of the Board of Directors of the Venice branch of Bank of Italy.

Andrea Guerra

        Mr. Guerra has been Chief Executive Officer of the Company since July 27, 2004. Prior to this, he had worked for ten years in Merloni Elettrodomestici, a company he had joined in 1994 and where he had become Chief Executive Officer in 2000. Before joining Merloni, he had worked for five years in Marriott Italia, holding various positions and being promoted to Marketing Director. He received his business administration degree at Università La Sapienza in Rome in 1989.

        In Luxottica Group, Mr. Guerra is, among others, Chairman of OPSM Group PTY Limited, member of the Board of Directors of Luxottica S.r.l., Luxottica U.S. Holdings Corp., Luxottica Retail North

America Inc. and Oakley Inc. Furthermore, he is a member of the Strategic Committee of Fondo Strategico Italiano S.p.A. and of the Board of Directors of Amplifon S.p.A. and Ariston Thermo S.p.A.

Roger Abravanel

        Mr. Abravanel has been a member of the Board of Directors of the Company since 2006. He received a degree in engineering from the Politecnico in Milan and a MBA from INSEAD in Fontainbleau, France. He worked for 34 years at McKinsey as a consultant for Italian and multinational companies in Europe, America and in the Far East. In 2006, he left McKinsey and he is currently a member of the Board of Directors of various companies and advisors of private equity funds in Italy and abroad. He has published numerous books.

        He is a member of the Board of Directors of COFIDE S.p.A., Teva Pharmaceutical Industries LTD, Banca Nazionale del Lavoro S.p.A., Admiral Group PLC, Coesia S.p.A and Esselunga S.p.A.

Mario Cattaneo

        Mr. Cattaneo has been a member of the Board of Directors of the Company since 2003. He is Emeritus Professor of Corporate Finance at the Università Cattolica in Milan, Italy. He was a member of the Board of Directors of ENI from 1998 to 2005, of Unicredit from 1999 to 2005 and auditor of Bank of Italy between 1991 and 1999.

        He is a member of the Supervisory Board of UBI Banca S.p.A, member of the Board of Directors of Impregilo S.p.A and Bracco S.p.A., and Auditor of Michelin Italiana SAMI S.p.A.

Enrico Cavatorta

        Mr. Cavatorta has been a member of the Board of Directors since 2003 and General Manager of Central Corporate Functions since 2011. He held the position as Chief Financial Officer since he joined Luxottica Group in 1999 until March 2011. Before joining Luxottica Group, he was Planning and Control Officer for the Piaggio Group. Between 1993 and 1996, he was a consultant for McKinsey & Co., and prior to that he was a financial controller of Procter & Gamble Italia, where he worked between 1985 and 1993. Mr. Cavatorta received a Business Administration degree at the Università LUISS in Rome, Italy.

        In Luxottica Group, Mr. Cavatorta is, among others, a member of the Board of Directors of Luxottica U.S. Holdings Corp., Luxottica S.r.l., OPSM Group Pty Ltd., Luxottica Retail North America Inc. and Oakley Inc.

Claudio Costamagna

        Mr. Costamagna has been a member of the Board of Directors of the Company since 2006. He holds a business administration degree and has held important offices in Citigroup, Montedison and Goldman Sachs, where he was Chairman of the Investment Banking division for Europe, the Middle East and Africa for many years. He is currently Chairman of "CC e Soci S.r.l.", a financial advisory boutique he founded. He is also a member of the International Advisory Board of the Università Luigi Bocconi and the Virgin Group.

        He is Chairman of Impregilo S.p.A., Adviseonly SIM and AAA S.A. Mr. Costamagna is a member of the Board of Directors of DeA Capital S.p.A., Il Sole 24Ore S.p.A, Virgin Group Holdings Limited, and FTI Consulting Inc.

Claudio Del Vecchio

        Mr. Del Vecchio joined Luxottica Group in 1978 and he has been a member of the Board of Directors of the Company since 1986. Between 1979 and 1982, he was responsible for distribution in Italy and Germany. From 1982 to 1997, he was in charge of the Group business in North America.

        He is Chairman and Chief Executive Officer of Brooks Brothers Group Inc. He is also a Director in Luxottica U.S. Holdings Corp.

Sergio Erede

        Mr. Erede has been a member of the Board of Directors of the Company since 2004. He holds a degree in jurisprudence, which he received in 1962 at the Università degli Studi in Milan, Italy; in 1964 he received a Master's degree in law from the Harvard Law School, Cambridge, Massachusetts, U.S.A. He worked for the Hale & Door law firm, in Boston, between 1963 and 1964 and for the Sullivan & Cromwell law firm in New York, between 1964 and 1965. From 1965 to 1969, he was head of the legal department of IBM Italia S.p.A. Since 1969, he has been working as a freelance professional. The law firm he founded in 1999, Erede e Associati, merged into the law firm Bonelli Erede Pappalardo, which serves prestigious clients in some of the largest transactions in Italy.

        Mr. Erede is a member of the Board of Directors of Fonciere des Regions S.A., Interpump Group S.p.A., Gruppo Editoriale L'Espresso S.p.A., Delfin S.à r.l, Manuli Rubber Industries S.p.A., Gruppo IPG Holding S.r.l., Sintonia S.A. and Brioni S.p.A., Chairman of AON Italia S.r.l. and Bolton Group International S.r.l. and Vice Chairman of the Board of Directors of Banca Nazionale del Lavoro S.p.A.

Elisabetta Magistretti

        Ms. Magistretti has been a member of the Board of Directors of the Company since April 27, 2012. She holds a degree in economics and business from the Università Bocconi of Milan. She joined Arthur Andersen in 1972, becoming a partner in 1984. In 2001 she took up the position of Senior Executive—responsible for the Administrative Governance Management department of Unicredit. In 2006, while still at Unicredit, she became Senior Executive—responsible for the Internal Audit Department of the Group, a position she held until 2009. From 2003 until the beginning of 2013, she was a member of the Board of Directors of Unicredit and between 2010 and 2012 she was a member of the Audit Committee of Unicredit Bulbank, Bulgaria, and the Supervisory Board of Zao Unicredit Russia, where she was Chairwoman of the Audit Committee. In 2011 and 2012 she was an independent Director in Gefran S.p.A. She was also a member of the Italian Accounting Body (from 2002 to 2011), a member of the Board of directors of the Interbank Deposit Protection Fund (from 2002 until 2009) and a member of the Supervisory Board ex Italian Law 231/2001 of Unicredit S.p.A (from 2006 until 2009). She is registered in the Association of Certified Accountants in Italy and is a member of the Board of Directors of Pirelli & C S.p.A. and Mediobanca S.p.A.

Marco Mangiagalli

        Mr. Mangiagalli has been a member of the Board of Directors since April 29, 2009. He holds a degree in political economics, received from the Università Bocconi in Milan, Italy, in 1973.

        He spent most of his career working for the ENI Group and also worked for the Barclays Group in Italy and for the Nuovo Banco Ambrosiano Group.

        At ENI, he held positions of increasing responsibility and was appointed Financial Director and ultimately Chief Financial Officer between 1993 and 2008.

        From August 2008 to May 2011 he was Chairman of Saipem S.p.A. He is a member of the Senior Advisory Board of Global Infrastructure Partners, a member of the Surveillance Committee of Intesa San Paolo S.p.A., and a member of the Board of Directors of Autogrill S.p.A.

Anna Puccio

        Ms. Puccio has been a member of the Board of Directors of the Company since April 27, 2012. She graduated with a degree in corporate economics from the Cà Foscari University in Venice and a Master's degree in International Business Administration from the Fondazione CUOA.

        She began her career at Microsoft Corp. in the United States in 1987. She then worked at Procter & Gamble Corp. from 1990 until 2001, reaching the position of European Marketing Director in the Beauty Care Division, working in several countries, including Italy, Germany, Great Britain and Switzerland.

        In 2001 she joined Zed-TeliaSonera as Managing Director for Italy, a position she held until 2004, and she then moved on to Sony Ericsson Italia, where she held the position of Managing Director until 2006.

        Ms. Puccio was the Senior Strategy Advisor for Accenture Mobility Operative Services from 2008 until 2009. Since 2010, she has been the General Manager of CGM, the Italian Cooperative Group of Social Enterprises. Between 2006 and 2012 she was a member of the Board of Directors of Buongiorno S.p.A.

Marco Reboa

        Mr. Reboa has been a member of the Board of Directors since April 29, 2009, after serving as Chairman of the Board of Statutory Auditors of Luxottica Group S.p.A. between June 14, 2006 and April 29, 2009. He holds a degree in Business Administration, received at the Università Bocconi in Milan, Italy, in 1978. He is registered in the Association of Certified Accountants since 1982 and is a certified public accountant pursuant to Ministerial Decree April 12, 1995. He is currently full professor at the Law School of the Libero Istituto Universitario Carlo Cattaneo in Castellanza, Italy, and works as a freelance professional in Milan, notably in the field of operations of corporate finance. Over the past few years, he has published a series of books and articles on financial statements, economic appraisals and corporate governance. He is Editor of the Magazine of Certified Accountants, a member of the Board of Directors of Carraro S.p.A., Interpump Group S.p.A., Parmalat S.p.A. and Made in Italy 1 S.p.A., as well as Chairman of the Board of Statutory Auditors of Indesit Company S.p.A.

        To assess the maximum number of positions a Director of the Group may hold as a director or an auditor in other companies listed on regulated markets, in financial companies, banks, insurance companies or other companies of a significant size, the Company implemented the following criteria:

MAXIMUM NUMBER OF APPOINTMENTS AS DIRECTOR OR AUDITOR IN OTHER COMPANIES

Listed companies, financial companies, banks, insurance companies or companies of a significant size

Executive role	3 + LUXOTTICA
Non-executive role	9 + LUXOTTICA

        For the purpose of multiple appointments, (i) the only positions to be taken into consideration are those as member of the Board of Directors or auditor for companies listed on regulated markets (domestic and foreign), in banks, insurance companies, or companies of a significant size, which are defined as companies with a total value of business or revenues exceeding EURO 1,000 million (hereinafter, "Large Companies"), (ii) the appointments by one or more Large Companies belonging to the same group, including Luxottica Group, are counted as one, whereby the appointment requiring the most significant commitment (i.e. the executive role) shall be considered the prevailing one.

        The appointments held by the members of the Board of Directors in other companies, in compliance with the criteria indicated above, are compatible with the appointment in Luxottica Group. With regard to the Chairman, please note that he serves four relevant roles pursuant to the above-mentioned criteria. However, after taking into consideration the fact that he does not enjoy any managing powers in the Company and that his role in Beni Stabili S.p.A. is directly related to his role in Fonciere des Regions, the Board agreed that such appointments were compatible with his role in Luxottica Group.

        The members of the Board of Directors possess the required professionalism and experience to perform their role effectively and efficiently.

        It should be noted that neither the Company by-laws, nor any board resolutions, have authorized, generally or conditionally, any derogations from the non-competition clause.

Executive Directors

        On April 27, 2012, the Stockholders Meeting confirmed Mr. Leonardo Del Vecchio as Chairman of the Company. On the same date, Mr. Luigi Francavilla was confirmed as Vice Chairman, and Mr. Andrea Guerra as Chief Executive Officer.

        The Chairman retains the functions granted to him by law and by the Company by-laws and supervises the Internal Auditing function.

        Although he is not in possession of executive managing powers, the Chairman is still regarded as an executive director by virtue of his commitment to the Company and his involvement in all the relevant strategic decision-making.

        Through Delfin S.à r.l., the Chairman is the majority Stockholder of the Company.

        The Chief Executive Officer has been granted all the powers to manage the Company by virtue of the resolution adopted by the Board of Directors on April 27, 2012, with the exception of the following powers:

  a)
  to approve strategic agreements and agreements with a financial value exceeding EURO 30 million, as a unit or aggregate amount—when dealing with transactions of the same nature or with a similar object, which were concluded in the same context as well as agreements requiring a commitment exceeding three years, except where the same qualify as ordinary or recurring;

  b)
  to acquire, transfer, sell or grant holdings, enterprises or business branches for a unitary or aggregate amount or value (also taking into consideration financial indebtedness)—when dealing with transactions of the same nature or with a similar object and concluded in the same context—exceeding EURO 10 million;

  c)
  to request banks, financial and commercial institutions to grant lines of credit or credit lines in general, to issue financial debt under any form, for an amount exceeding EURO 15 million per transaction;

  d)
  to issue debt (other than intra-group transactions and those transactions for payment of tax and employees' wages) on current accounts of the Company in banks and post offices, for a unitary or aggregate amount—when dealing with transactions of the same nature or with a similar object and concluded in the same context—exceeding EURO 15 million;

  e)
  to issue and grant to banks, financial institutions and third parties, in general, collateral securities on the debts of third parties and, when on own debts or debts of companies belonging to Luxottica Group, for amounts totaling over EURO 15 million;

  f)
  to issue and grant to banks, financial institutions and third parties, in general, guarantees on debt by Luxottica Group for amounts totaling over EURO 15 million and, if on corporate debts of Luxottica Group, over the existing credit limits; and

  g)
  to carry out transactions for foreign exchange risk hedging and interest rate risk hedging, such as buying and selling currency futures, currency swaps, interest rate swaps, call and put options for a unitary or aggregate value—when dealing with transactions of the same nature or with a similar object and concluded in the same context—exceeding EURO 50 million.

        The Chief Executive Officer is authorized by the Board of Directors to supervise all the business units. He also makes proposals to be submitted to the Board of Directors regarding the organization of the Company and of the Group, the general development and investment programs, the financial programs and the budget, as well as regarding any other matter the Board may request. He ensures that the organization, administration and accounting structure of the Company is suitable to its nature and size.

        The Chief Executive Officer is also the director responsible for the internal control and risk management system.

        Mr. Luigi Francavilla, Vice Chairman, and Director Enrico Cavatorta, General Manager, are granted the powers to perform transactions with a value not exceeding EURO 10 million.

        Mr. Luigi Francavilla, Mr. Andrea Guerra and Mr. Enrico Cavatorta, also hold offices in companies controlled by Luxottica Group.

        The Board of Directors, therefore, has four Executive Directors: Mr. Leonardo Del Vecchio, Mr. Luigi Francavilla, Mr. Andrea Guerra and Mr. Enrico Cavatorta.

        In compliance with the provisions of the Company's by-laws, the designated bodies report to the Board of Directors and to the Board of Statutory Auditors regularly and, in any case, at least quarterly, on the general performance of the business and on the procedures to exercise the managing powers granted to them, as well as on the most relevant economic, financial and asset transactions performed by the Company and by its subsidiaries.

Non-executive Directors

        Messrs. Roger Abravanel, Mario Cattaneo, Claudio Costamagna, Claudio Del Vecchio, Sergio Erede, Elisabetta Magistretti, Marco Mangiagalli, Anna Puccio and Marco Reboa are non-executive directors.

        At the time of their candidacy, the following members of the Board of Directors: Mr. Roger Abravanel, Mr. Mario Cattaneo, Mr. Claudio Costamagna, Ms. Elisabetta Magistretti, Mr. Marco Mangiagalli, Ms. Anna Puccio and Mr. Marco Reboa, declared that they satisfy the requirement of independence set forth by art.148, paragraph 3 of Italian Legislative Decree 58/1998, as quoted in art.147-ter of same decree and in art.3 of the Code of Conduct of the Listed Companies.

        In April 27, 2012, following its appointment by the Ordinary Meeting of Stockholders, the Board of Directors verified that the independence requirements of Directors Abravanel, Cattaneo, Costamagna, Mangiagalli, Magistretti, Puccio and Reboa were met. With reference to Mario Cattaneo who, in a short time, would have been in the situation set forth under section 3.C.1.e) of the Code of Conduct which applied to the fact that Mr. Cattaneo has held the position of Director for more than nine years out the last twelve, the Board of Directors agreed not apply the aforesaid principle based on the exemplary independence of judgement deriving from the professionalism and experience of Prof. Cattaneo. The Board therefore acknowledged that seven Directors out of thirteen can be qualified as Independent Directors in accordance with the provisions of the Italian Consolidated Financial Law and the Code of Conduct. The market was informed of this fact on April 27, 2012.

        The Board of Directors has determined that the independence requirements continued to be met on the basis of the information available and the information provided by the parties involved on February 14, 2013.

        The Board of Statutory Auditors has checked the evaluation carried out by the Board of Directors on the independence of the Directors based on the criteria of the Code of Conduct.

        During 2012, on the recommendation of the Lead Independent Director Marco Reboa, a meeting solely of the independent directors was held.

Appointment of Directors

        The Board of Directors in office was appointed by the meeting of April 27, 2012. The minimum percentage of share capital required to present a list, as established by CONSOB, was equal to 1%.

        All thirteen of the directors in office were selected from the list submitted by the majority stockholder Delfin S.à r.l..

        The list and its supporting documentation, filed and published within the deadlines prescribed by law at the time of their appointment, are available for review on the Company's website under the Governance/GM section.

        The appointment of the directors is regulated by article 17 of the Company by-laws (please refer to these for more information).

        The Board of Directors has so far deemed it unnecessary to establish a Committee for the appointment of directors due to the Company's ownership structure.

Remuneration Report

        The information on the remuneration paid to Directors, Auditors and other Managers with Strategic Responsibilities is provided in the Company's Remuneration Report, as prescribed by article 123-ter of the Italian Consolidated Financial Law.

Human Resources Committee

        The Board of Directors in office as of April 27, 2012 appointed the following independent Directors: Mr. Claudio Costamagna, Mr. Roger Abravanel and Ms. Anna Puccio as members of the Human Resources Committee. Mr. Claudio Costamagna, who has particular expertise in the field of finance, which was taken into account by the Board at the time of his appointment, was appointed Chairman of the Committee. Until April 27, 2012 the Committee in office was composed of the following Directors: Mr. Claudio Costamagna, Chairman, Mr. Roger Abravanel, Ms. Sabina Grossi and Mr. Gianni Mion, non-executive directors, and with the exception of Ms. Sabina Grossi, independent directors.

        Please refer to the Remuneration Report published in accordance with article 123-ter of Italian Consolidated Financial Law for more detailed information.

        The evaluation of the organizational requirements of the Company and the effective assignment of key positions (known as succession plans) is among the roles assigned to the Committee by the Regulations, which were last amended in 2012. The Committee examines succession plans annually and reports on them to the Board of Directors. The Committee did not identify a succession plan for executive directors. There are succession plans for approximately three hundred managers that hold important positions within the Group.

II. INTERNAL CONTROL AND RISK MANAGEMENT SYSTEM

        The Internal Control System consists of tools, organizational structures and procedures for each area of activity, which are set forth in the manuals updated and distributed within the Group and which are aimed at contributing to the fair management of the Company in line with predetermined objectives using a risk identification, management and monitoring process.

        This system, which is integrated into more general organizational structures and corporate governance, is aimed at providing that the Group's primary risks are identified, measured, managed and monitored and at ensuring that financial reporting is reliable, accurate and disclosure is made promptly.

        Particular importance is thus attributed to the control structure—defined on the basis of the COSO report model, which represents the best international practice to assess the adequacy of the internal control system, and the principles of the Code of Conduct—of the preparation and circulation of the financial reports, which has been further strengthened in the past few years to ensure compliance with the guidelines of the Sarbanes-Oxley Act (SOX).

        In compliance with the provisions of art.2381 of the Italian Civil Code, on the basis of the information received by the appointed bodies responsible for ensuring that the organizational, administrative and accounting structure is suitable to the nature and size of the business, the Board of Directors establishes guidelines for the internal control system and assesses their adequacy so that the major risks for the Group may be correctly identified and monitored, checking that they are also in line with the strategic objectives of Luxottica.

        To this end, the Board consults with the Control and Risk Committee, personnel within the Risk Management and Compliance organization, the manager of the Internal Auditing department and the Supervisory Board on the organizational model provided for by Italian Legislative Decree no. 231/2001.

        The foregoing is without prejudice to the supervisory and control duties, which are by law reserved to the Board of Statutory Auditors, while the auditing is assigned to an external auditing company in accordance with Italian regulations.

        In the first meeting of the Board of Directors since its renewal, it confirmed the Chief Executive Officer as the officer responsible for the internal control and risk management system.

        In particular, it is the responsibility of the Chief Executive Officer to implement the guidelines set by the Board, identifying the main risks to the Company, by planning, implementing and managing the internal control system, and regularly assessing its overall adequacy, efficiency and effectiveness. The Chief Executive Officer is also responsible for the adjustment of the system to the changes in the operational conditions and of the legal and regulatory framework through the support of the relevant corporate structures.

        The Chief Risk and Compliance Officer (CR&CO) of the Group, who reports directly to the Chief executive Officer, was appointed in 2010, and is called upon to (i) work together with the corporate functions of the Group through his/her organizational structure in order to guarantee the implementation of an efficient risk management system and (ii) identify, monitor and control the primary risks as well as the consistent alignment of processes, procedures and, more generally, the conduct and corporate activities within the applicable legal framework and Code of Ethics adopted by the Group. To fulfill these tasks the CR&CO makes use of a Corporate Risk Manager, a Corporate Compliance Manager and similar relocated structures, in particular, for the protection and coordination of activities in the U.S.

        With regard corporate risk management, since 2011 the Corporate Risk Manager has been implementing a new Enterprise Risk Management process based on the following features and in line with the models and best practices recognized internationally:

  •
  the definition of a Risk Model for the Group, which classifies the risk factors that may compromise the attainment of corporate objectives (strategic, contextual, operative, financial and compliance);

  •
  the development of a risk assessment and risk analysis methodology to measure exposures in terms of impact and probability of occurrence;

  •
  the collection, analysis and aggregation of data and information necessary for processing a Risk Report for the Group directed to the top management of the company.

        The process described above, which was devised to be implemented in cycles, involved more than 70 business managers in 2011, meaning that the most significant risks the Company is exposed to could be identified and specific actions to mitigate or analyze these risks were performed or initiated in 2012. In 2012, the Enterprise Risk Assessment process also extended its geographic and organizational scope, involving 52 people across all the major areas of the Company. The Control and Risk Committee is regularly updated on developments in the Group Enterprise Risk Management program and the results of analysis and actions taken.

        With reference to compliance, in 2011 the position of Corporate Compliance Manager was created and a specific program was set-up and aimed at the mapping of the relevant areas of compliance for the Group and gaining an understanding of the level of maturity and protection of processes. On the basis of this program, specific compliance initiatives focused on Corporate Criminal Liability/Anti-Corruption, Privacy Data Management and Responsible Sourcing/Supply Chain Compliance were scoped, defined and developed in 2012 and these initiatives are expected to be completed in 2013. Throughout the course of the year work has continued on the definition of a comprehensive governance model for the Group's Compliance function, aimed at achieving a more efficient, rational and pervasive monitoring of the processes and through subsequently reorganizing this function.

        From the viewpoint of the continuous process of applying the Internal Control System and Risk Management process to developments in operating conditions and legal and regulatory frameworks, the Company implemented a Financial Risk Policy, which was introduced in 2006 and revised most recently by the Board of Directors in October 2011, and is applicable to all the companies of the Luxottica Group.

        The policy sets forth the principles and rules for the management and monitoring of financial risk and pays particular attention to the activities carried out by the Luxottica Group to minimize the risks deriving from the fluctuations of interest rates, exchange rates and the solvency of financial counterparties.

        The policy clarifies that the instrument used for "interest rate risk" hedging is the plain vanilla "interest rate swaps", whereas for "exchange risk" "non-speculative" derivative instruments, such as "spot and forward exchange contracts" are used. In certain circumstances and subject to the specific authorization of the CFO, more flexible instruments that replicate the effect of the forward exchange contract or "zero cost collar", "accumulator forward" and "average strike forward" can be used.

        The use of derivative instruments is aimed only at the actual hedging of exchange risk that the company is exposed to, therefore the use of these instruments for speculative purposes is not permitted.

        In addition to aiming at reducing counterparty risk, the policy specifies the minimum criteria to be met in order to be able to transact with the Group. This principle sets forth: the obligation to operate with qualified banking counterparties through standard agreements (Master Agreement ISDA), a limit on exposure per individual counterparty and a limit on the total exposure of the Group, as well as fixing the minimum credit credential requirements for the counterparties authorized to engage derivative transactions.

        A quarterly reporting system has also been implemented for the Control and Risk Committee since 2007 to highlight the debt exposure and the hedging transactions implemented to minimize "interest rate" risk, "exchange rate" risk and, since 2011, "counterparty risk".

        Another operational and control instrument that has been implemented for some time is the Credit Policy, which is applicable to all the wholesale companies of Luxottica Group.

        This policy defines the rules and responsibilities for the management and collection of credit in order to prevent financial risks, optimize revolving credit and reduce losses on such credits. In particular, this policy sets the guidelines for the following activities:

  •
  apportionment and control of credit lines;

  •
  monitoring of credit trends;

  •
  soliciting unpaid/expired credits;

  •
  management and control of legal actions;

  •
  management and control of the appropriations and losses on credits;

  •
  determination and control of terms of payment in the various markets; and

  •
  control over warranty terms.

        The Board of Directors annually assesses the adequacy, effectiveness and efficient functioning of the control system, in accordance with the methods described in Section III of this Report.

The Control and Risk Committee

        On April 27, 2012, the Board of Directors set up the Control and Risk Committee (formerly the Internal Control Committee), appointing the independent directors Mr. Mario Cattaneo, Chairman, Mr. Marco Reboa and Mr. Marco Mangiagalli and Ms. Elisabetta Magistretti, with combined extensive experience in accounting, finance and risk management. Up until April 27, 2012, the Internal Control Committee in office was composed of Mr. Mario Cattaneo, Chairman, Mr. Marco Reboa, Mr. Marco Mangiagalli and Mr. Ivanhoe Lo Bello.

        According to the provisions of its charter, last updated in July 2012, the Committee is responsible for performing investigations, offering consultations and submitting proposals to the Board of Directors.

        In particular, the Committee performs the following activities:

  •
  assists the Board in the execution of its tasks regarding internal controls;

  •
  evaluates the preparation of the accounting and company records, together with the manager appointed to carry out this task, having obtained the opinion of the independent auditor and the Board of Auditors; also reviews the application of accounting principles and their consistency of application for the purposes of preparation of the Group's consolidated financial statements;

  •
  reviews the regular reports on the evaluation of the Internal Control and Risk Management System and any particularly significant reports prepared by the Internal Audit department;

  •
  expresses opinions on specific aspects concerning the identification of corporate risks as well as the planning, implementation and management of the internal control system.

  •
  reviews the work plan prepared by the manager of the Internal Audit department.

        Specific expertise on auditing is assigned to the Board of Statutory Auditors, acting as Audit Committee, described later on in this Report. Moreover, the Financial Expert was identified within the Board of Statutory Auditors by the Board of Directors.

        The Control and Risk Committee meets whenever the Chairman deems it appropriate, usually prior to the Board meetings for the approval of the annual, six-month and quarterly reports, or whenever a meeting is requested to be called by him by another member.

        When the Committee deemed it necessary, the management of the Company and the Luxottica Group were invited to participate in meetings to discuss specific items on the agenda and to review specifically the topics within their competence.

        During the 2012 fiscal year, the Committee met eleven times for an average meeting of more than two hours and it, among other activities: evaluated the financial risks for the Company and the management criteria for transactions in derivative instruments; examined reports of the Supervisory Board and reports regarding complaints of alleged violations of the Code of Ethics (twice a year); reviewed the quarterly reports of the Internal Audit manager; assessed the development of activities aimed at compliance with the Sarbanes-Oxley Act; approved the audit plan and the integration of same submitted over the year; reviewed the activities carried out to identify, monitor and manage risks; and met with representatives of various departments to review in detail the progress of specific projects or the management of several specific risk areas.

        The meetings, attended by the Chairman of the Board of Statutory Auditors, or by an Auditor appointed by same, are regularly reported in the meeting minutes. Furthermore, certain meetings are joint meetings between the Committee and the Board.

        The Committee reports to the Board at least every six months on the activities performed.

        The Committee has access to the information and the Company functions necessary for the performance of its task as well as to work with external consultants. The Board of Directors approved the allocation of funds totaling EURO 50,000 to the Committee for the 2012 fiscal year in order to provide it with the adequate financial resources to perform its tasks independently.

The Internal Audit Manager

        The Manager of the Internal Audit department is responsible for ensuring the effectiveness and suitability of the internal control and risk management system.

        The Board of Directors, in its meeting of April 27, 2012, agreed that the Manager of the Internal Audit department is subordinate to: i) from an organizational perspective, the Chairman of the Board of Directors and the Chief Executive Officer who are responsible for the internal control and risk management system; and ii) from a functional point of view, the Control and Risk Committee, which must be actively consulted by the Manager of the Internal Audit department on all the matters it is responsible for and every six months a report must be submitted to the Board of Directors on the activities carried out.

        The Internal Audit Manager is not responsible for any operational area and has access to any information useful for the performance of his duties. He is provided with a budget, which is allocated consistently with the activities performed, to reach the objectives set forth in the plan approved by the competent bodies.

        During the course of the fiscal year, the Internal Audit Manager performed his role through the implementation of an activities and verification plan which is related to the Company and its main subsidiaries. Such actions, which the Chairman, the Chief Executive Officer and the Board were informed of, through the Control and Risk Committee and the Board of Statutory Auditors, have allowed the Company to identify areas for improvement of the internal control system, for which specific plans have been implemented to further strengthen the foundation of the system itself.

Organization, Management and Control System pursuant to
Italian Legislative Decree no. 231/2001

        On October 27, 2005, the Board of Directors implemented the Organization, Management and Control System, as established by Italian Legislative Decree no. 231/2001 in order to prevent the risk of employees and consultants of the Company carrying out illegal acts, with the consequent administrative liability as provided for by Italian Legislative Decree no. 231/2001 (hereinafter the "Model"). The Model, which was subsequently modified throughout the years, was last updated by the resolution of the Board of Directors on February 14, 2012. Particular importance is given to the "point persons" of the Supervisory Board (the Operational Unit Supervisors), or to the persons that perform functions considered to be the most "sensitive" activities pursuant to Italian Legislative Decree 231/2001, who constantly monitor the implementation of the Model, within their area of responsibility, and report to the Supervisory Board every six months.

        Following the update of the Model, and in continuation of the training programs from the past few years, training initiatives have been established for areas which are considered "sensitive" pursuant to Italian Legislative Decree no. 231/2001.

        The purpose of the Model is the establishment of a structured and organized system of procedures and control activities carried out mainly for prevention, such that the system cannot be overridden unless by fraudulently failing to comply with its provisions.

        To this end, the Model serves the following purposes:

  •
  to make all those working in the name of and on behalf of Luxottica aware of the need to accurately comply with the Model, and that the violation thereof shall result in severe disciplinary measures;

  •
  to support the condemnation by the Company of any behavior which, due to a misunderstanding of corporate interest, is in conflict with the law, rules or more generally with the principles of fairness and transparency upon which the activity of the Company is based;

  •
  to provide information about the serious consequences which the Company may suffer (and therefore also its employees, managers and top managers) from the enforcement of pecuniary and prohibitory fines provided for in the Decree and the possibility that such measures may be ordered as an interim measure; and

  •
  to enable the Company to exercise constant control and careful supervision of its activities, in order to be able to react promptly in the event that risks arise and possibly enforce disciplinary measures provided for by the Model itself.

        The Model is available on the website www.luxottica.com in the Governance section.

        The Supervisory Board in office until the approval of the financial statements as at December 31, 2014 is composed of two external professionals, Mr. Giorgio Silva and Mr. Ugo Lecis, and by the Internal Audit Manager, Mr. Luca Fadda. The Board of Directors, at the time of its appointment on April 27, 2012, considered it appropriate to maintain a Supervisory Board made up of the Internal Audit Manager and two external, independent professionals, instead of entrusting the Board of Auditors with the task, as permitted by recent amendments introduced by Italian Legislative Decree 231/2001. This choice was deemed appropriate for combining the requirements of independence and expertise, both of which are fundamental for being able to guarantee authoritativeness and effectiveness to the work carried out by the Supervisory Board.

        The Board reports every six months to the Board of Directors, the Control and Risk Committee and the Board of Statutory Auditors on the activities performed.

        The Board of Directors allocated specific funds, totaling EURO 50,000, in order to provide the Supervisory Board with adequate financial resources to perform its duties for the 2012 fiscal year.

        On the basis of the guidelines provided by the Parent Company and of the risk assessment performed, the subsidiary companies Luxottica S.r.l. and Luxottica Italia S.r.l. adopted and have updated their own Organization Model pursuant to Italian Legislative Decree no. 231/2001, appointing the respective Supervisory Bodies over the years, in order to implement specific control measures relating to the different risk profile of each company.

Sarbanes-Oxley Act

        Compliance with the provisions of the Sarbanes-Oxley Act ("SOX") is compulsory for Luxottica Group since it is listed on the New York Stock Exchange ('NYSE'), and therefore it has represented a significant motivation for the Group to continually improve its internal control system.

        In particular, in complying with SOX, Luxottica intended not only to comply with a regulation but has also taken a real opportunity to improve its administrative and financial governance and the quality of its internal control system in order to make it more systematic, consistently monitored and methodologically better defined and documented.

        Luxottica is aware that the efforts made to define an efficient internal control system, capable of ensuring complete, accurate and correct financial information, do not represent a one-off activity but rather a dynamic process that must be renewed and adapted to the evolution of the business, of the socio-economical context and of the regulatory framework.

        The objectives of the control system have been defined consistently with the guidelines of SOX, which differentiates between the following two components:

  •
  controls and procedures to comply with the disclosure obligations related to the consolidated financial statements and the Form 20-F (Disclosure controls and procedures-DC&P);

  •
  internal control system that supervises the preparation of the financial statements (Internal Control Over Financial Reporting-ICFR).

        The disclosure controls and procedures are designed to ensure that the financial information is adequately collected and communicated to the Chief Executive Officer (CEO) and to the Chief Financial Officer (CFO), so that they may make appropriate and timely decisions about the information to be disclosed to the market.

        The internal control system that supervises the preparation of the financial statements has the objective of ensuring the reliability of the financial information in accordance with the relevant accounting principles.

        The structure of the internal control system was defined consistently with the model provided by the COSO report, the most widely used international model to define and assess the internal control system, which establishes five components (control environment, risk assessment, control activity, information systems and communication flows and monitoring activity).

        For the most important companies of the Group (so-called Material Control Units) controls were designed and their effectiveness was assessed both at general/cross level (entity level controls) and at the level of each operational/administrative process. For the smaller companies, which were however still significant, especially when considered in the aggregate (so-called Material When Aggregated), the assessment was performed on the general effectiveness level of the control system.

        Among the cross level controls, the controls to reduce the risk of fraud are particularly important. To this end, Luxottica has developed Anti-Fraud Programs & Controls derived from an in-depth risk assessment which, after mapping the possible ways in which fraud could be committed, defined the necessary controls to reduce the risk of fraud and/or allowing its identification. This "anti-fraud" system is constantly updated and improved.

        In addition to defining and testing the internal control system in compliance with SOX requirements, Luxottica has also identified the necessary actions to ensure its optimal functioning over time.

        The entire system must be monitored at two levels: by line management, supervising the significant processes and by the Internal Audit department, which independently and according to an approved intervention plan must check the effectiveness of the controls and report on these to the relevant functions and bodies.

        Moreover, as a result of a comparison with other companies listed on the NYSE, the designed control system is subject to continuous improvements. Since 2007, on the basis of experience gained internally, of the independent evaluations by the external auditors and the introduction of audit standard no. 5 adopted by the PCAOB (Public Company Accounting Oversight Board), a process for the evaluation and rationalization of the controls is in place, which allows the Company, on the one hand, to eliminate any redundant controls that burden operations without offering a real benefit in terms of strengthening of the internal control system and, on the other hand, to define and better protect the key controls and the monitoring controls. This process is performed for all of the most important companies of the Group.

The Board of Statutory Auditors

        The Board of Statutory Auditors currently in office for the duration of three fiscal years, until the approval of the financial statements as at December 31, 2014, is composed of Francesco Vella, Chairman, Alberto Giussani and Barbara Tadolini. The substitute auditors are Giorgio Silva and Fabrizio Riccardo Di Giusto. The Board of Auditors in office until April 27, 2012 was composed of Francesco Vella, Chairman, Alberto Giussani and Enrico Cervellera. The Substitute Auditors were Giorgio Silva and Alfredo Macchiati.

        The appointment of the Board of Statutory Auditors currently in office took place through the list-based voting system: Alberto Giussani, Barbara Tadolini and Giorgio Silva were appointed from the list submitted by the principal stockholder Delfin S.à .r.l.; Francesco Vella and Fabrizio Riccardo Di Giusto were appointed from the minority list submitted by various investment funds (and to be more specific, Arca SGR S.p.A. Allianz Global Investors Italia SGR S.p.A. Anima SGR S.p.A. Eurizon Capital S.A. Eurizon Capital SGR S.p.A. FIL Investments International Fideuram Gestions S.A., Fideuram Investimenti SGR S.p.A, Interfund SICAV, Mediolanum Gestione Fondi, Pioneer Asset Management S.A. and Pioneer Investment Management SGRpA). The minimum percentage of share capital required to present a list, as established by CONSOB, was equal to 1%.

        The lists and their supporting documentation, which were filed and published within the deadlines prescribed by law at the time of the presentation of the candidacies, are available for review on the Company's website under the Governance/GM section.

        The procedures for the appointment of auditors are governed by article no. 27 of the Company by-laws; for more information, please refer to the Company's by-laws.

        The Board of Statutory Auditors supervises compliance with the law, the by-laws and with proper management principles, the appropriateness of the instructions given by the Company to the subsidiary companies, the appropriateness of the Company structure with respect to the areas of responsibility, the internal control system and the administrative accounting system and the reliability of the latter in the correct reporting of the management-related issues, and verifies the procedures for the implementation of the corporate governance rules provided for by the Code of Conduct, and, in accordance with the provisions of Italian Legislative Decree 39/2010, supervises the financial information process, the efficiency of the internal auditing system, the auditing of accounts and the independence of the legal auditor.

        Each Auditor reports to the other Auditors and to the Board of Directors on Company transactions in which they have an interest personally or on the account of a third-party.

        The Board of Statutory Auditors presents its duly formed proposal to the Ordinary Meeting of Stockholders on the appointment of the external auditors.

        In the performance of its duties, the Board of Statutory Auditors coordinates with the Internal Audit department, the Control and Risk Committee, the Risk Management department and Compliance.

        The Board of Statutory Auditors confirmed the correct application of the criteria used by the Board of Directors to assess the independence of the Directors.

        Following its appointment the Board of Statutory Auditors assessed the compliance of its members with the requirements of independence.

        The Board of Statutory Auditors was identified by the Board of Directors as the suitable body to act as Audit Committee as provided for by the Sarbanes Oxley Act, and SEC and NYSE rules and regulations. Furthermore, in accordance with Italian law, it acts as a Committee for Internal Control and Auditing.

        Consequently, the Board of Statutory Auditors:

  •
  examines the reports of the Chief Executive Officer and Chief Financial Officer on any significant point of weakness in the planning or in the performance of internal controls which is reasonably capable of negatively affecting the capacity to record, process, summarize and disclose financial information and the shortcomings identified through the internal controls (Section 404 "Internal Controls over financial reporting");

  •
  examines the reports by the Chief Executive Officer and Chief Financial Officer on any fraud involving management or related officers in the context of the internal control system;

  •
  evaluates the proposals of the auditing companies for the appointment as external auditor and submits a proposal on the appointment or revocation of the auditing company to the Stockholders' meeting;

  •
  supervises the activities of the external auditors and their supply of consulting services, other auditing services or certificates;

  •
  reviews periodic reports of the external auditors on: (a) the critical accounting criteria and practices to be used; (b) the alternative accounting processes generally accepted, analyzed together with management, the consequences of the use of such alternative processes and the related information, as well as the processes which are considered preferable by the external auditors; and (c) any other relevant written communication between the external auditors and management;

  •
  makes recommendations to the Board of Directors on the settlement of disputes between management and the external auditors regarding financial reporting;

  •
  approves the procedures concerning: (i) the receipt, the archiving and the treatment of reports received by the Company on accounting matters, internal control matters related to the accounts and audit-related matters; (ii) the confidential and anonymous reporting on questionable accounting or auditing matters;

  •
  assesses the requests to make use of the auditing company appointed to perform the auditing of the balance sheet for permitted non-audit services and expresses their opinion on the matter to the Board of Directors;

  •
  approves the procedures prepared by the Company for the pre-emptive authorization of the permitted non-audit services, analytically identified, and examines the reports on the supply of the authorized services.

        In accordance with U.S. regulations, Alberto Giussani was appointed Audit Committee Financial Expert by the Board of Directors on April 27, 2012.

        The Board of Statutory Auditors has been granted the appropriate skills and resources to perform the above-mentioned duties.

        In 2012 the Board met ten times.

        All the Auditors comply with the legal requirements of such office and in particular with the requirements set forth in article no. 148, paragraph 3, of the Italian Consolidated Financial Law.

        Below is some background information on the members of the Board of Statutory Auditors currently in office and on the main offices held in other companies as at December 31, 2012.

Francesco Vella, Chairman

        An attorney at law, Mr. Vella is full professor of commercial law at the University in Bologna, Italy, where he currently teaches in the Master's program. He has written three essays and several publications for miscellaneous journals and magazines specialized in banking, financial and corporate matters. Mr. Vella is a member of the editorial board of the following magazines: "Banca Borsa, Titoli di Credito", "Mercato Concorrenza e Regole", "Il Mulino", "Banca, impresa e società", "Giurisprudenza Commerciale" and "Analisi giuridica dell'economia", which he helped to set up, as well as the website "lavoce.info". He has been Chairman of the Board of Auditors of the Company since April 2009.

        He is a member of the Supervisory Body of Simest S.p.A, Camst Soc. Coop. a.r.l. and Hera S.p.A. and member of the Board of Directors of Unipol Gruppo Finanziario S.p.A.

Alberto Giussani—Statutory Auditor

        Mr. Giussani received a degree in Business and Economics from the Università Cattolica in Milan, Italy. He is registered in the Register of Accountants and Tax Advisers since 1979 and in the Register of Chartered Accountants since 1995, when the Register was set up.

        Between 1981 and 2000, he was a member of the Accounting Principles Commission of the Accountants and Tax Advisers and he serves currently as Vice Chairman of the Scientific Technical Committee of the Italian Accounting Body. Between 2001 and 2008, he was a member of the Standard Advisory Council of the IASC Foundation for the provision of international accounting principles. He was a partner in the auditing company PricewaterhouseCoopers between 1981 and 2007. He has been an auditor of the Company since April 2009.

        He is also an auditor of Falck Renewables S.p.A. and Carlo Tassara S.p.A., member of the Board of Directors and the Supervisory Body of Fastweb S.p.A., and Istifid S.p.A., Chairman of the Board of Auditors of Vittoria Assicurazioni S.p.A., Chairman of the Board of Directors of El Towers S.p.A. and member of the Supervisory Body of the Università Cattolica del Sacro Cuore in Milan.

Barbara Tadolini—Statutory Auditor

        Ms. Tadolini graduated with a degree in Economics and Business from the Università degli Studi in Genoa. She has been registered in the Association of Certified Accountants since 1986 and has been a registered statutory auditor since 1995. She has worked with the tax consultancy firm, Arthur Andersen and leading professional firms in Genoa. She currently works independently in her own firm in Genoa. Barbara Tadolini was a member of the Board of Certified Accountants in Genoa, as well as member of the national assembly of delegates of the "Cassa Nazionale di Previdenza e Assistenza dei dottori Commercialisti", in which she currently holds the position of director. She has been a statutory auditor of Luxottica Group S.p.A. since April 27, 2012.

        She is also the Chairwoman of the Board of Auditors of Eco Eridania S.p.A., Porto di Arenzano S.p.A., statutory auditor of Burke & Novi S.r.l., and member of the Supervisory Board and Board of Directors of Fondiaria SAI S.p.A.

Auditing Firm

        The auditing activity is entrusted to an auditing company registered in the Register of Auditors, whose appointment is approved at the Ordinary Meeting of Stockholders.

        The auditing company serving until the approval of the financial statements for the year 2020 is PricewaterhouseCoopers S.p.A, in accordance with the resolution of the Ordinary Meeting of Stockholders of April 28, 2011.

Manager responsible for the preparation of the Company's financial reports

        On April 27, 2012, the Board of Directors confirmed Enrico Cavatorta as the manager responsible for the preparation of the Company's financial reports.

        The appointed manager will remain in office until: (a) termination of the entire Board of Directors which appointed him; (b) dismissal from the office; or (c) revocation of the office by the Board itself.

        The appointed manager has been granted all the powers and resources necessary to perform his duties according to the applicable regulations of the Italian Consolidated Financial Law and of the related performance regulations. In particular, the appointed manager has been granted wide powers connected to: (i) the preparation of adequate administrative and accounting procedures for the preparation of both the separate and consolidated financial statements as well as of any notice of a financial nature; (ii) the issue of certifications pursuant to art. 154-bis paragraph 2, of the Italian Consolidated Financial Law with reference to the acts and the communications of the Company disclosed to the market and relating to the accounting report, including half-year reports, of the Company; and (iii) the issue, together with the Chief Executive Officer, of certificates pursuant to art. 154-bis paragraph 5, of the Italian Consolidated Financial Law, with reference to the separate financial statements, the six-monthly financial statements and the consolidated financial statements. More generally, the appointed manager has been granted the power to perform any activity necessary or useful for the appropriate performance of the above-mentioned task including power to expend Company funds within the limits of the powers already granted to Mr. Cavatorta, with exception of the possibility to spend amounts in excess of the above-mentioned limits, where necessary and upon specific and justified request by the appointed manager, subject to prior approval by the Board of Directors.

III. BY-LAWS, CODE OF CONDUCT AND PROCEDURES

By-laws

        The current Company by-laws were most recently amended on the resolution of the Board of Directors on July 26, 2012 for the purpose of adapting the by-laws to the provision of Italian Law 120/2011 on the balance between the genders in the composition of company committees.

        The Board of Directors, as authorized by article 23 of the by-laws, amended articles 17 and 27.

        The text of the by-laws is available on the website www.luxottica.com in the Governance/By-laws section.

Code of Ethics and Procedure for Handling Reports and Complaints regarding Violations of Principles and Rules Defined and/or Acknowledged
by Luxottica Group

        The "Code of Ethics of Luxottica Group" ("Code of Ethics") represents the values underlying all of the Group's business activities and is subject to constant verification and updating to reflect the proposals derived in particular from U.S. regulations.

        The Code of Ethics, originally approved by the Board of Directors on March 4, 2004, has been adapted over the years and was finally updated by the Board itself during the meeting of July 31, 2008.

        In addition to the Code of Ethics, there is a Procedure for the Handling of Reports and Complaints of Violations of principles and rules defined and/or acknowledged by Luxottica Group.

        The procedure covers reports, complaints and notifications of alleged fraud, violation of ethical and behavioral principles set forth in the Code of Ethics of the Group and of irregularities or negligence in accounting, internal controls and auditing.

        Complaints received from both internal and external subjects by the Group are taken into consideration: the Group undertakes to safeguard the anonymity of the informant and to ensure that the employee reporting the violation is not subject to any form of retaliation.

        The reports of violations of principles and rules defined or recognized by the Group are submitted to the Internal Audit Manager, who in turn submits them to the Chairman of the Board of Statutory Auditors.

        The Code of Ethics is available on www.luxottica.com, in the Company/Values and Ethics section.

Procedure for transactions with related parties

        On October 25, 2010 the Board of Directors voted unanimously to adopt a new procedure to regulate transactions with related parties pursuant to the new provisions of CONSOB regulation 17221/2010.

        The procedure, which was approved by the former Internal Control Committee (composed exclusively of independent Directors), became applicable at the beginning of January 1, 2011.

        The procedure regulates the execution of major and minor transactions. Transactions with and among subsidiary companies, associated companies, ordinary transactions, transactions of an inferior amount (of an amount less than Euro 2.5 million or, with regard to the remuneration of a member of a management or control body or managers with strategic responsibilities, of an amount less than Euro 250,000) are excluded from the application of the procedure.

        The Board of Directors also reached the following decisions, among others, with regard to the interested parties involved in each individual transaction, where possible each time that: (i) the Human Resources Committee—composed of non-executive directors, the majority being independent—were to be involved and consulted regarding transactions for the remuneration and economic benefits of the members of the management and control bodies and managers in strategic roles and (ii) the Control and Risk Committee (formerly the Internal Control Committee) was to be involved in and consulted about other transactions with related parties.

        Further information on the application of the procedure with regard to remuneration and assignment of benefits to the members of the management and control bodies and managers in strategic roles are stated in the remuneration report.

        The Procedure is available on the website www.luxottica.com, in the Governance/Procedures section.

Internal Dealing Procedure

        On March 27, 2006, in order to implement internal dealing regulatory changes, as set forth in art. 114, seventh paragraph, of the Italian Consolidated Financial Law and articles 152-sexies et seq. of the Regulations for Issuers, the Board of Directors approved the Internal Dealing Procedure. This Procedure was last updated on February 14, 2012.

        The Internal Dealing Procedure regulates in detail the behavioral and disclosure obligations relating to transactions in Luxottica shares or American Depositary Receipts (ADRs) completed by so-called "relevant parties".

        The relevant parties—namely directors, auditors of the Company and seven managers with strategic functions (pursuant to art. 152 sexies letter c2 of the Regulations for Issuers)—inform the Company, CONSOB and the public about any transactions involving the purchase, sale, subscription or exchange of Luxottica shares or financial instruments connected to them. Transactions with an overall value of less than EURO 5,000 at the end of the year and, subsequently, the transactions that do not reach a total equivalent value of a further EURO 5,000 by the end of the year do not need to be reported.

        The procedure provides for black-out periods during which the interested parties are not allowed to trade any Luxottica securities.

        The Procedure is available on the website www.luxottica.com, in the Governance/Procedures section.

Procedure for the Processing of Confidential Information

        On March 27, 2006, in compliance with articles 114, 115-bis of the Italian Consolidated Financial Law and of articles 152-bis et seq. of the Regulations for Issuers, as well as the regulations contained in the Code of Conduct, the Board of Directors adopted a Procedure for the processing of confidential information (pursuant to article 181 of the Italian Consolidated Financial Law), in order to ensure that the disclosure thereof is timely, thorough and adequate. This Procedure was last updated on February 14, 2012.

        The following persons are required, among other things, to comply with the confidentiality of such documents and information: (i) directors; (ii) statutory auditors; (iii) any manager in Luxottica and in the companies belonging to the Group; and (iv) any other employees of Luxottica and of the companies belonging to the Group who, by virtue of their function or position, become aware of information and/or acquire information classified as confidential information.

        The Procedure for the processing of confidential information also requires the identification of the persons responsible for external relations, their expected behavior, the operational procedures and related obligations to comply with the same. The policy also indicates the characteristics, contents and procedures for updating the Register of people with access to confidential information.

        This Register was implemented by Luxottica in order to comply with the provisions of art. 115-bis of the Italian Consolidated Financial Law.

        This policy is available on the website www.luxottica.com, in the Governance/Procedures section.

Appointment of External Auditors

        U.S. regulations in force provide that either the Audit Committee or the equivalent body under the specific rules of the issuer's home country must approve the services provided by external auditors to the Company and to its subsidiaries.

        To this end, on October 27, 2005, the Board of Directors approved the 'Group Procedure for the Appointment of External Auditors', in order to protect the independence of the external auditor, which is the fundamental guarantee of the reliability of the accounting information regarding the appointing companies. This policy was last updated on July 26, 2012.

        The parent company's external auditor is the main auditor for the entire Luxottica Group.

        The limitations on the appointment contained in this policy derive from current regulations in Italy and in the United States, by virtue of the fact that the Company's shares are listed both on the MTA, organized and managed by Borsa Italiana, and on the New York Stock Exchange, without prejudice to any additional constraints imposed by any local laws applicable to the individual non-Italian subsidiary companies.

        The policy is available on the website www.luxottica.com, in the Governance/Procedures section.

IV. STOCKHOLDERS' MEETINGS

        The Board of Directors determines the venue, date and time of the stockholders' meeting in order to facilitate the participation of stockholders.

        The Luxottica Directors and Auditors endeavor to attend the meetings, in particular those Directors who, by virtue of their position, may contribute significantly to the discussion and report on the activities performed.

        The Ordinary Meeting of Stockholders is called through a notice published by the thirtieth day prior to the date fixed for the Meeting (or by the fortieth day, in the case of the appointment of company committees), on the Company website and using the other methods prescribed by CONSOB in its Regulations. The notice of call, in compliance with legal provisions, states the necessary instructions on how to participate in the Ordinary Meeting of Stockholders, including information on the methods for finding the proxy forms, which can also be accessed through the Company website.

        The Governance/GM section of the Company's website contains the relevant information on stockholders' meetings held during the most recent fiscal years, including the resolutions passed, the notices of call, as well as the documentation concerning the items on the agenda.

        Additional documentation for the meetings is also made available on the internet website of the Company for the time limits set by current provisions of the law.

        Luxottica has adopted a Regulation for stockholders' meetings to ensure the regular and functional management of ordinary and extraordinary stockholders' meetings and to ensure that each stockholder is allowed to express an opinion on the items being discussed. The Regulation is available at the Company's registered office and at the venues in which the Stockholders' Meetings are held; the Regulation is also available to the public on the website www.luxottica.com, in the Governance/GM section.

        The Board of Directors, in its February 28, 2011 meeting, updated the Regulation, which was then approved by the Ordinary Meeting of Stockholders of September 14, 2004, for the sole purpose of adapting it to the new legal provisions introduced by Italian Legislative Decree no. 27/2010.

        Pursuant to article 12 of the by-laws, those stockholders for whom the Company has received notice by the relevant intermediary pursuant to the centralized management system of the financial instruments, pursuant to the regulations and legal provisions in force at that time, shall be entitled to attend the Meeting and to vote.

        All persons entitled to attend the Meeting may be represented by written proxy in accordance with the provisions of law.

        The proxy can also be sent via a computerized document signed electronically in accordance with article 21, paragraph 2, of Italian Legislative Decree no. 82/2005.

        The electronic notification of the proxy can be carried out, in compliance with the provisions stated in the notice of invitation to attend, by using the special section on the website of the Company, or, if stated in the notice of invitation to attend, by sending the document to the certified e-mail address of the Company.

        The proxy may also be granted to the representative appointed by the Company with voting instructions on all or some of the proposals on the agenda in accordance with art. 135-undecies of the Italian Consolidated Financial Law.

        The Company by-laws do not provide for voting by mail.

        Pursuant to article 14 of the by-laws, the provisions of the law are applied in relation to the validity of the composition of the meeting and the related resolutions.

        During 2012 the Ordinary Meeting of Stockholders convened on April 27, 2012 to pass resolutions on the following items on the agenda:

  1.
  The approval of the Statutory Financial Statements for the year ended December 31, 2011.

  2.
  The allocation of net income and distribution of dividends, payable in part out of the extraordinary reserve.

  3.
  The election of the Board of Directors for the 2012-2014 term.

  4.
  The election of the Board of Statutory Auditors for the 2012-2014 term.

  5.
  The amendment of the remuneration arrangement for the Company's independent registered public accounting firm, PricewaterhouseCoopers S.p.A., for the 2012-2020 term.

  6.
  An advisory vote on the first section of the remuneration report in accordance with article 123-ter, paragraph 6 of Legislative Decree no. 58/1998.

V. INVESTOR RELATIONS

        An investor relations team, directly reporting to the Chief Executive Officer, is dedicated to relations with the national and international financial community, with investors and analysts, and with the market.

        The Company set up a specific Investors section on its website to provide information that may be of interest to Company stockholders and investors. Documents on corporate governance are also available on the website www.luxottica.com and may be requested via e-mail at the following address: investorrelations@luxottica.com.

SECTION III—SUMMARY OF THE MOST RELEVANT CORPORATE EVENTS SUBSEQUENT TO THE CLOSING OF FISCAL YEAR 2012

        Below is a summary of the most significant events that occurred after the closing of fiscal year 2012 up to the date of this Report. The most significant events have already been described in the paragraphs above.

        After closing the 2012 fiscal year, the Board of Directors:

  (a)
  approved the annual report concerning the organizational and accounting corporate structure of Luxottica Group, identifying strategically important subsidiaries;

  (b)
  on the basis of the answers to a specific questionnaire, assessed the size, composition and performance of the Board itself and of the Committee in compliance with Application Criteria 1.C.1. (g) acknowledging the adequacy of the composition of the Board, of the Committee and their respective performances;

  (c)
  evaluated whether the requirements for independence existed, based on the information available and the information provided by the non-executive Directors by virtue of the provisions of the Italian Consolidated Financial Law and of the Code of Conduct, determining Roger Abravanel, Mario Cattaneo, Claudio Costamagna, Elisabetta Magistretti, Marco Mangiagalli, Anna Puccio and Marco Reboa to be independent directors;

  (d)
  verified that the present composition of the Board of Directors is compliant with the criteria established with respect to the maximum number of posts to be held in other companies;

  (e)
  decided to allocate specific funds to be made available to the Committees, as well as to the Board of Statutory Auditors in its capacity as Audit Committee and to the Supervisory Board in order to provide them with adequate financial resources to perform their respective tasks;

  (f)
  evaluated the adequacy of the internal control and risk management system as described in the report in point a) above and by the report of the Control and Risk Committee in compliance with Application Criteria 7.C.1. (b);

  (g)
  approved the audit plan for 2013, which had already been approved by the Control and Risk Committee;

  (h)
  on the proposal of the Human Resources Committee, approved the remuneration policy.

        In accordance with the provisions of the Code of Conduct, the Board of Statutory Auditors assessed the evaluation made by the Directors on their independence and has verified compliance with the requirements for each individual auditor as outlined by the Code of Conduct.

Milan, February 28, 2013

1. COMPOSITION OF THE BOARD OF DIRECTORS AND OF THE COMMITTEES—FISCAL YEAR 2012

Board of Directors
							Internal Control Committee/Control and Risk Committee		Human Resources Committee
						Other positions in office held **
			Non- executive
Position	Members	Executive		Independent	*		***	*	***	*

Chairman	LEONARDO DEL VECCHIO	X			88%	4				—
Vice Chairman	LUIGI FRANCAVILLA	X			100%	1
CEO	ANDREA GUERRA	X			100%	2
Director	ROGER ABRAVANEL			X	100%	6			X	83%
Director	MARIO CATTANEO			X	100%	4	X	100%
Director	ENRICO CAVATORTA	X			100%	—
Director (until 4/27/2012)	ROBERTO CHEMELLO		X		100%
Director	CLAUDIO COSTAMAGNA			X	100%	5			X	100%
Director	CLAUDIO DEL VECCHIO		X		63%	—
Director (until 4/27/2012)	SABINA GROSSI		X		100%				X	100%
Director	SERGIO EREDE		X		100%	8
Director (until 4/27/2012)	IVANHOE LO BELLO			X	100%		X	80%
Director (since 4/27/2012)	ELISABETTA MAGISTRETTI			X	100%	2	X	100%
Director	MARCO MANGIAGALLI			X	88%	2	X	91%
Director (until 4/27/2012)	GIANNI MION			X	100%				X	100%
Director (since 4/27/2012)	ANNA PUCCIO			X	100%	—			X	100%
Director	MARCO REBOA			X	100%	4	X	91%

Number of meetings held during fiscal year 2012	BoD: 8	Internal Control Committee/ Control and Risk Committee: 11	Human Resources Committee: 6

NOTES

*
Indicates the percentage of participation of the Directors in the meetings of the Board of Directors and of the Committees.

**
Lists the number of offices as director or auditor performed by the directors in office in other listed companies, banks, financial, insurance companies or companies of a significant size, in compliance with the criteria implemented by the Company and described in section II of this Report.

***
An "X" indicates that the member of the Board of Directors is also a member of the Committee.

2.     BOARD OF STATUTORY AUDITORS—2012 FISCAL YEAR

Board of Auditors	Members	Percentage of attendance at the Board meetings	Number of other positions in office held *

Chairman	Francesco Vella	100%	1 listed
Statutory Auditor	Alberto Giussani	80%	6 - 3 of which listed
Statutory Auditor since April 27, 2012	Barbara Tadolini	100%	4 - 1 of which listed
Statutory Auditor until April 27, 2012	Enrico Cervellera	60%	—
Number of meetings during the 2012 fiscal year: 10

*
Indicates the number of offices as director or auditor performed by the interested party in other listed companies indicated in book V, title V, paragraphs V, VI and VII of the Italian Civil Code, with the number of offices held in listed companies.

        Pursuant to article 27 of the Company by-laws, a candidate list for the appointment of the Board of Statutory Auditors may be submitted by any stockholder who, at the time of submission, owns, on its own or jointly with other stockholders submitting the list, an interest equal or greater than the threshold determined by CONSOB pursuant to article no. 147-ter, paragraph 1, of Italian Legislative Decree no. 58/1998. For the year 2012 this percentage was equal to 1% of the share capital. In the event that at the expiry of the deadline for the submission of the lists, only one list has been submitted, or lists have been submitted by stockholders who are related to each other pursuant to the applicable provisions, additional lists may be submitted up to four days after such date or up to the date that may be set by binding laws in force at that time. In such case, the above thresholds set for the submission of lists are halved.

3:     OTHER PROVISIONS OF THE CODE OF CONDUCT

	YES	NO	Summary of the grounds for possible divergence from the Code's recommendations

Granting of authorities and transactions with related parties
The Board of Directors granted authorities defining their:
a) limits	YES
b) conditions of exercise	YES
c) and frequency of reporting?	YES
Did the Board of Directors reserve the right to review and approve the transactions involving a significant economic, asset or financial relevance (including transactions with related parties)?	YES
Did the Board of Directors define guidelines and criteria for the identification of "significant transactions"?	YES
Are the above-mentioned guidelines and criteria described in the Report?	YES
Did the Board of Directors define specific procedures for the review and approval of the transactions with related parties?	YES

	YES	NO	Summary of the grounds for possible divergence from the Code's recommendations

Are the procedures for the approval of transactions with related parties described in the report?	YES
Procedures of the most recent appointment of Directors and Auditors
Were the candidacies for the office of director submitted at least ten days in advance?	YES
Were the candidacies for the office of director accompanied by extensive information?	YES
Were the candidacies for the office of director accompanied by an indication of the compliance with the requirement of independence?	YES
Were the candidacies for the office of auditor submitted at least ten days in advance?	YES
Were the candidacies for the office of auditor accompanied by extensive information?	YES
Meetings
Did the Company approve Rules and Procedures for the Ordinary Meeting of Stockholders?	YES
Are the Rules and Procedures annexed to the Report or is there an indication as to where they may be found/downloaded?	YES		They may be found and downloaded on the website www.luxottica.com in the Governance section
Internal Control
Did the Company appoint internal control officers?	YES
Are the officers independent from managers of operational areas?	YES
Organization department responsible for internal control			Internal Auditing
Investor Relations
Did the Company appoint an investor relations manager?	YES
Organization department and contact details (address/telephone/fax/e-mail) of the investor relations manager			Investor Relations Director Alessandra Senici Via Cantù 2, Milano Fax: 02.8633.4092 Tel: 02.8633.4662 Investorrelations@luxottica.com

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  Exhibit 99.4
REPORT ON CORPORATE GOVERNANCE AND OWNERSHIP STRUCTURE PURSUANT TO ART.123- BIS OF THE ITALIAN CONSOLIDATED FINANCIAL LAW
Executive Directors